Welsbach Technology Metals Acquisition Corp.

160 S Craig Place

Lombard, Illinois 60148

November 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Delaying Amendment for Welsbach Technology Metals Acquisition Corp.

Registration Statement on Form S-4 (File No. 333-268345)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-268345) filed with the Securities and Exchange Commission (the “Commission”) by Welsbach Technology Metals Acquisition Corp. on November 14, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel Cooley LLP, Attention: Timothy Pitrelli, email: tpitrelli@cooley.com.

Sincerely,

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Chief Operating Officer and Director

cc:	Timothy Pitrelli, Cooley LLP